Exhibit 5.2

February 13, 2012

Apricus Biosciences, Inc.

11975 El Camino Real, suite 300

San Diego, CA 921230

Re:	Registration Statement on Form S-3 (File No. 333-178832)

Ladies and Gentlemen:

We have acted as counsel to you in connection with the proposed offer and sale by you of up to 5,679,012 units (the “Units”), each Unit consisting of (i) one share of common stock, par value $0.001 per share (the “Common Stock”) of Apricus Biosciences, Inc., a Nevada corporation (the “Company”) and (ii) one warrant to purchase 0.5 shares of Common Stock (the “Warrants”) pursuant to an Underwriting Agreement (the “Underwriting Agreement”) dated February 9, 2012 by and between the Company and Lazard Capital Markets LLC, as representative of the several underwriters named therein.

We refer to the Registration Statement on Form S-3 (File No. 333-178832) filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective by the Commission on January 11, 2012 (the “Registration Statement”) and the prospectus supplement, dated February 9, 2012 (the “Prospectus Supplement”), including the accompanying base prospectus (the “Base Prospectus” and together with the Prospectus Supplement, the “Prospectus”).

We have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

The opinions expressed below are limited to the laws of the State of New York.

Based upon and subject to the foregoing and the assumptions, qualifications and limitations set forth below, we are of the opinion that, assuming that (i) the terms of the Warrants and their issuance and sale have been duly authorized by all necessary corporate action of the Company and (ii) the Warrants have been duly executed and delivered against payment of the purchase price therefor in accordance with the Underwriting Agreement and as contemplated by the Prospectus, the Warrants will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

In rendering the opinion set forth above, we have assumed that (i) the Prospectus has been filed with the commission; (ii) the Underwriting Agreement has been duly authorized, executed and delivered by the Company and the other parties thereto and (iii) the Company is a validly existing corporation under the law of its jurisdiction of incorporation.

Our opinion set forth above is subject to (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws of general application affecting the rights and remedies of creditors and (b) general principles of equity. We express no opinion with respect to the enforceability of (i) any waivers of rights to damages, offsets or defenses or (ii) conclusive presumptions or determinations.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Sections 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ ROPES & GRAY LLP